HPC POS SYSTEM, CORP.
c/o HOUSE OF MOHAN CORPORATION.
301 New York Avenue Ne,
Washington, DC 20002-7015
(703) 283-9736

September 14, 2010

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. John:

In response to SEC Comment Letter dated August 31, 2010 regarding HPC POS System, Corp. ("HPC"), Form 8-K, Filed August 27, 2010, File No.: 333-149188, please be advised as follows.

- HPC is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- HPC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HPC POS SYSTEM, CORP.

Melvin W. Coles

Melvin C. Coles, President